Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200    Fax: 306-956-6201

Cameco to Receive Substantial Refund of $300 Million from Canada Revenue Agency

Saskatoon, Saskatchewan, Canada, March 27, 2023    .    .    .    .    .    .    .    .    .     .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) announced today that Canada Revenue Agency (CRA) has issued revised reassessments for the 2007 through 2013 tax years that will result in the company being refunded a total of approximately $300 million, consisting of $89 million in cash and $211 million in letters of credit, which we previously remitted to the Government of Canada based on prior reassessments CRA had issued in our long-standing tax dispute. Timing of the refund is yet to be determined.

A series of court decisions that were completely and unequivocally in Cameco’s favour for the 2003, 2005 and 2006 tax years determined that the income earned by Cameco’s foreign subsidiary from the sale of non-Canadian produced uranium was not taxable in Canada. In accordance with these decisions, CRA has issued reassessments reducing the proposed transfer pricing adjustment from $5.12 billion to $3.25 billion, resulting in a reduction of $1.87 billion in income taxable in Canada compared to the previous reassessments issued to Cameco for the 2007 through 2013 tax years. These revisions to income result in the refund of approximately $300 million described above.

While the pending return of $300 million in cash and security to Cameco is positive and certainly warranted, our broader tax dispute with CRA remains ongoing. CRA continues to hold a further $480 million, consisting of $206 million in cash and $274 million in letters of credit, that Cameco has remitted or secured to date, tying up a significant portion of our financial capacity.

The remaining transfer pricing adjustment of $3.25 billion for the 2007 to 2013 tax years relates to the sale of Canadian produced uranium by the foreign subsidiary. Cameco maintains that the clear and decisive court rulings already rendered in this dispute likewise apply to these amounts, and that CRA should fully reverse the remining transfer pricing adjustments for these years, return the full amount of cash and security being held, and bring this matter to an end once and for all.

In October 2021, due to a lack of significant progress on our points of contention, Cameco filed a notice of appeal with the Tax Court of Canada for the years 2007 through 2013. We are asking the Tax Court to order the complete reversal of CRA’s transfer pricing adjustments for those years and the return of the remainder of our cash and letters of credit, with costs. In October 2022, we filed an appeal with the Tax Court for the years 2014 and 2015, and recently filed a notice of objection for 2016. The process to resolve these disputes continues.

Cameco will not be in a position to determine the definitive outcome of this dispute for any tax year other than 2003 through 2006 until such time as all reassessments have been issued advancing CRA’s arguments and final resolution is reached for that particular year. CRA may also advance alternative reassessment methodologies for any tax year other than 2003 through 2006.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Utilities around the world rely on our nuclear fuel products to generate safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

Caution Regarding Forward-Looking Information and Statements

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect. Examples of forward-looking information in this news release include our expectation that we will be refunded cash and letters of credit in the amount of approximately $300 million in accordance with the revised reassessments issued by CRA for the 2007 through 2013 tax years; our position that CRA should fully reverse the remaining transfer pricing adjustments for those years and return the full amount of cash and security being held; the fact that we will not be in a position to determine the definitive outcome of the dispute for any tax year other than 2003 through 2006 until all reassessments have been issued by CRA; and the possibility that CRA may also advance alternative reassessment methodologies for any tax year other than 2003 through 2006. Material risks that could lead to different results include the possibility that we do not in fact receive the full amount, or any portion, of the expected refund of cash and letters of credit from CRA, or that those refunds are not made within a reasonable period of time; the risk that our position regarding remaining transfer pricing adjustments for the 2007 through 2013 tax years may not prevail, or that CRA may advance alternative reassessment methodologies that are adverse to us; and the risk that a definitive outcome of our dispute with CRA for all tax years may not be determined for some time. In presenting this forward-looking information, we have made assumptions which may prove incorrect about payment of the full expected refund of cash and letters of credit by CRA, and the correctness of our position regarding remaining transfer pricing adjustments. Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

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Investor inquiries:	Media inquiries:
Rachelle Girard	Veronica Baker
306-956-6403	306-385-5541
rachelle_girard@cameco.com	veronica_baker@cameco.com